Exhibit 99.2
LDK Solar Signs Wafer Sales and Equipment Purchase Agreements with Sunways AG
Xinyu City, China and Sunnyvale, CA, September 24, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed contracts to supply multicrystalline solar wafers and to purchase polysilicon production equipment from Sunways AG.
Under the terms of the wafer supply contract, LDK Solar will deliver approximately 1 GW of multicrystalline solar wafers to Sunways over a ten-year period starting in 2008. Under terms of the equipment purchase agreement, LDK Solar will purchase two readily available Siemens technology-based reactors and related plant equipment from Sunways. In addition, Sunways AG will provide support services to LDK Solar during the facility construction and the ramp up of polysilicon production.
“The equipment purchase agreement with Sunways AG further bolsters our confidence in LDK Solar’s ability to meet the goal of ramping polysilicon production in 2008,” commented Xiaofeng Peng, Chairman and CEO. “We are pleased to continue to build our infrastructure by securing readily available polysilicon reactors from Sunways to serve as an additional training resource for our engineers and operators as we ready our facilities for polysilicon production of our previously announced 15,000 ton polysilicon plant. With this new additional project, we expect to raise our polysilicon capacity to 7,000 tons by the end of 2008 and 16,000 tons by the end of 2009”
“Securing solar wafer supplies is an imperative component to the successful growth of our company,” stated Roland Burkhardt, CEO of Sunways. “We are excited to enter this agreement with LDK Solar, a leading supplier of high quality solar wafers.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About Sunways AG
Sunways AG is one of the leading photovoltaics companies in Germany in terms of technology and quality. Its core competence is the development and production of solutions and products for the generation of electricity from solar energy, such as solar cells, inverters, solar modules and systems. The company has been quoted on the stock exchange since 2001, and since 2003 in the Prime Standard. In the fiscal year 2006, the consolidated sales of Sunways AG rose by 67 percent to 152.3 million Euro. Consolidated EBIT amounted to 1.0 million Euro, consolidated net income to approx. 1.7 million Euro.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801
Astrid Forst
Investor & Public Relations
Sunways AG
ir@sunways.de
+49 7531 99677480